                       Stradley Ronon Stevens & Young, LLP
                            2600 One Commerce Square
                             Philadelphia, PA 19103

                                December 29, 2004

VIA Edgar and Email
-------------------

Ms. Laura Hatch
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:      Jacob Internet Fund Inc.
                  Registration Nos.  333-82865 and 811-09447

Dear Ms. Hatch:

We are responding to your comments,  provided via telephone on December 9, 2004, to the Jacob Internet Fund Inc.  ("Fund") Form N-CSR filing filed on November 9,
2004 and the post-effective  amendment to the Fund's  registration  statement on
Form N-1A  filed  pursuant  to Rule  485(a) of the  Securities  Act of 1933,  as
amended,  on October 29,  2004.  Each of your  comments and our response to each comment is set forth below.

In connection with our responses to your comments, we acknowledge,  on behalf of the Fund, that:

|X|  The Fund is responsible  for the adequacy and accuracy of the disclosure in the filing;

|X|  Staff  comments or changes to disclosure  in response to staff  comments in the filing  reviewed  by the staff do not  foreclose  the  Commission  from taking any action with respect to the filing; and

|X|  The Fund may not  assert  staff  comments  as a defense  in any  proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comment on Form N-CSR
---------------------

1.   In Annual Reports to  Shareholders  included at Item 1. on Form N-CSR,  the line graph showing  returns on a hypothetical  investment of $10,000 should be included in table presentation with plot points.

     Response:  Going forward, the Fund will include a table with plot points in
     ---------
     the Fund's Edgar  version of the annual report to  shareholders  to reflect the  information  contained  in the line  graph,  which is filed  with Form
     N-CSR.

Laura Hatch
December 29, 2004

Comments on the Fund's 485(a) Filing (filed October 29, 2004)
-------------------------------------------------------------

1.   The  "Organization of Information"  section in the General  Instructions to
     Form N-1A  provides that the  information  required by Items 2 and 3 should only be preceded by the cover page. The privacy policy included on the same page as the table of contents precedes the information in response to Items
     2 and 3. Consider moving the privacy policy to another  location within the document, perhaps after the information in response to Item 3.

     Response:  As discussed  with the  examiner  during the call on December 9,
     ---------
     2004, the Fund's goal was to maintain appropriate prominence of the privacy policy and the Fund's  judgment  was that Items 2 and 3 were not  adversely affected  by the  location  of the  privacy  policy on the same page as the table of  contents.  As such,  and as  agreed by the  staff  examiner,  the privacy policy will retain its position.

2.   The footnote on page 6 of the  prospectus  should not separate the Fees and
     Expenses table from the Annual Fund Operating Expenses table.

     Response:  As discussed  with the  examiner,  the footnote will be moved to
     ---------
     appear below the "Annual Fund Operating Expenses" table, appearing directly after the "Total Annual Fund Operating Expenses."

3.   On page 10 of the  prospectus,  consider  making more clear that Ryan Jacob has been the portfolio manager of the Fund since its inception.

     Response:  The  disclosure on page 10 will be revised to disclose that Ryan
     ---------
     Jacob has been the portfolio manager of the Fund since its inception.

4.   The Fund's  disclosed  market  timing  policy did not  contain an  explicit statement  of whether  the Fund  prohibited  market  timing and whether the
     Board approved policies related to market timing. In addition,  the general market  timing risks should be expanded to include  Fund-specific  risks of market timing.

     Response:  The "Market  Timing  Policy"  section of the prospectus has been
     ---------
     revised to contain a statement  that the Fund  prohibits  market timing and notes that the Board  approved the policies  related to market  timing.  In addition,  the  general  market  timing  risks  were  expanded  to  include
     Fund-specific risks of market timing.

5.   The  prospectus  provides that  redemption  proceeds  from shares  recently purchased  by check  will not be mailed  until the check  clears,  which is usually  within 12 days and no more than 15 days.  Revise the disclosure to match the SEC staff  position that a reasonable  time for check clearing to send redemption proceeds is within 10 days.

     Response:  The paragraph relating to "When Redemption  Proceeds Are Sent to
     ---------
     You" has been revised as requested.

Laura Hatch
December 29, 2004

6.   The  prospectus  disclosure  on pricing of portfolio  securities  should be expanded to include specific  instances of when the Fund may use fair value procedures.  In addition,  the potential that the fair value  determination may not match the market  value of the  security  when the security is sold should be disclosed.

     Response:  The  "Pricing of Fund  Shares"  disclosure  has been  revised to
     ---------
     provide  some  specific   instances  when  the  Fund  may  use  fair  value
     procedures,  such as when  the Fund  holds  portfolio  securities  that are traded on a foreign exchange,  which closes prior to the time that the Fund sets its NAV or when the Fund holds securities that are thinly traded.  The
     "Pricing of Fund Shares"  disclosure has also been revised to disclose that that the fair value  determination  may not match the  market  value of the security when the security is sold.

7.   In the prospectus  disclosure of risks from portfolio  turnover,  given the
     Fund's portfolio turnover history,  provide disclosure  indicating that the
     Fund has experienced high portfolio turnover.

     Response:  The paragraph on "Portfolio Turnover" in the prospectus has been
     ---------
     revised to note that the Fund has  historically  experienced high portfolio turnover.

8.   Revise the  Statement  of  Additional  Information  disclosure  on directed brokerage  to reflect the  amendments  to Rule 12b-1  under the  Investment
     Company Act of 1940.

     Response:  The Fund's  Statement of Additional  Information  section "VIII.
     ---------
     Brokerage  Allocation and Other  Practices" has been revised to reflect the amendments to Rule 12b-1 under the Investment Company Act of 1940.

9.   Clarify the language of the  investment  restriction  regarding  lending in view of the fact that the Fund is authorized to lend  portfolio  securities and include the percentage limits of securities lending.

     Response:  The Fund's  investment  restriction  9 regarding  lending in the
     ---------
     Statement of Additional  Information is revised to reflect that  securities lending is not  included in the  fundamental  investment  restriction  with respect  to  making  loans  and  that  the  Fund is  permitted  to lend its portfolio  securities,  provided  that the aggregate of such loans does not exceed 33% of the value of its total assets (including such loans).

Should you have any  questions or concerns  regarding  any of the above,  please contact me at (215) 564-8198 or Lucia Sitar at (215) 564-8089.

                                     Best Regards,

                                     /s/ Michael P. O'Hare
                                     --------------------------
                                     Michael P. O'Hare
cc: Ryan Jacob